UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No.: 333-74483

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Willis 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Willis North America Inc.

Attn: Adam Rosman

One World Financial Center

200 Liberty Street

New York, NY 10281-1003

(212) 915-8888

Willis 401(k) Retirement Savings Plan

Financial Statements as of December 31, 2011 and

2010, and for the Year Ended December 31, 2011,

Supplemental Schedule as of December 31, 2011,

and Report of Independent Registered Public

Accounting Firm

WILLIS 401(k) RETIREMENT SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3

Notes to Financial Statements as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011	4–11

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2011:	12

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	13–27

NOTE:   All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of

Willis North America Inc.

Nashville, Tennessee

We have audited the accompanying statements of net assets available for benefits of the Willis 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2011 financial statements taken as a whole.

June 26, 2012

]

WILLIS 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Participant-directed investments — at fair value	$587,341,968	$587,249,765

Total investments	587,341,968	587,249,765

Receivables:
Notes receivable from participants	8,388,631	8,685,427
Contributions receivable from employer	9,192,809	—
Contributions receivable from participants	971,009	977,960

Total receivables	18,552,449	9,663,387

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	605,894,417	596,913,152

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUNDS	(16,673,456)	(11,250,894)

NET ASSETS AVAILABLE FOR BENEFITS	$589,220,961	$585,662,258

See notes to financial statements.

WILLIS 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

ADDITIONS:
Contributions:
Participant contributions	$40,240,531
Rollover contributions	4,967,180
Employer contributions	9,495,352

Total contributions	54,703,063

Investment income:
Net depreciation in fair value of investments	(13,409,120)
Dividends	9,367,698
Interest	4,828,829

Net investment income	787,407

Interest income on notes receivable from participants	399,026

DEDUCTIONS:
Benefits paid to participants	(52,004,225)
Administrative expenses	(326,568)

Total deductions	(52,330,793)

INCREASE IN NET ASSETS	3,558,703

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	585,662,258

End of year	$589,220,961

See notes to financial statements.

WILLIS 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF THE PLAN

The following description of the Willis 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan sponsored by Willis North America Inc. (the “Company” or “Employer”), a subsidiary of Willis Group Holdings plc, and covers all eligible employees of the Company and its subsidiaries. The Benefits Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. State Street Bank and Trust serves as the trustee of the Plan and Diversified Investment Advisors serves as the record keeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Full-time and part-time employees of the Company are eligible to participate in the Plan. Newly hired employees are automatically enrolled in the Plan after 60 days of service with a 3% pre-tax contribution rate of eligible compensation. Participants may elect to contribute between 1% and 99% of their eligible compensation as pretax and/or Roth 401(k) contributions, subject to Internal Revenue Service (IRS) limits. Eligible compensation consists of the participant’s base pay plus commissions and production incentives received during the calendar year.

The Company match was suspended in October 2009 for all participants, and the suspension remained in effect throughout 2010. The match was reinstated in 2011. After a year of service, participants are eligible for a 100% match of employee contributions up to a maximum of 2% of the employee’s annual eligible compensation. The match is subject to certain Internal Revenue Code (IRC) limitations. The Company match is calculated annually and it is automatically invested per the participant’s investment elections.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s match, and Plan earnings, and charged with withdrawals and an allocation of Plan losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and Employer matching contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, Willis Group Holdings plc common stock, and stable value funds as investment options for participants.

The Willis Stable Value Fund and Transamerica Financial Life Insurance Company (TFLIC) Stable 5 Fund are fully benefit-responsive and are invested in separate group annuity insurance contracts with TFLIC. In addition, participants have the option of transferring amounts from the above Plan offered funds into a self-directed brokerage account.

Vesting — A participant’s contributions and earnings thereon are immediately vested. Employer contributions and earnings thereon are 25% vested after two years of service, 50% after three years, 75% after four years, and fully vested after five years of service with the Company, or a predecessor company, or as soon as the employee reaches the age of 65, dies, or becomes disabled, whichever occurs first.

Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed, as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions. Participant loans are classified as notes receivable and measured at the unpaid principal balance plus accrued but unpaid interest.

Payment of Benefits — Participants are eligible for distributions upon retirement, disability, termination of service, or death. Special provisions allow for earlier distributions of participants’ contributions and earnings thereon, and vested Employer contributions and earnings thereon, as hardship withdrawals, subject to certain IRS regulations. Upon receiving a hardship withdrawal, a participant’s contributions to the Plan will automatically be suspended for a period of six months. Distributions of accounts can be in lump-sum amounts or installments.

Forfeited Accounts — At December 31, 2011 and 2010, forfeited non-vested accounts totaled $314,450 and $198,439, respectively. During the year ended December 31, 2011, forfeiture amounts will be used to offset future Employer contributions. During the year ended December 31, 2010, forfeiture amounts were used to reduce the Plan’s administrative expenses.

Plan Termination — Although the Company has not expressed any intent to terminate the Plan, it may cease making contributions or terminate the Plan, at any time, subject to the provisions of ERISA. Upon full or partial termination of the Plan, the balance in each participant’s or retired participant’s accounts becomes nonforfeitable and each participant, retired participant, or beneficiary is entitled to receive any amounts then credited to his/her accounts in the trust, provided that the Company may elect to continue the trust and make payments therefrom, pursuant to the terms of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Common stock is valued at the closing price reported on the exchange on which traded on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The stable value funds are stated at fair value and then adjusted to contract value as described below. Fair value of the stable funds is the net asset value of its underlying investments, and contract value is principal plus accrued interest.

In accordance with GAAP, the stable value funds are included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and guaranteed investment contracts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock, mutual funds, and stable value funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. All distribution payments are processed the same day, therefore, at December 31, 2011 and 2010 there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable at December 31, 2011 and 2010.

New Accounting Standards — The accounting standard adopted in 2011 is described below.

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which were adopted in 2011. The adoption in 2010 and 2011 did not materially affect the Plan’s financial statements.

New Accounting Standards Not Yet Effective

ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs — In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits. Plan management has not determined the impact on the disclosures in the financial statements.

3.	INVESTMENTS

Individual investments that represent greater than 5% of the Plan’s net assets available for benefits are as follows:

As of December 31, 2011:
Willis Stable Value Fund (at contract value)	$99,260,312
Pimco Total Return Fund	64,210,388
Transamerica Partners Institutional Stock Index Fund	46,187,901
American Funds Income Fund	40,757,700
American Funds Growth Fund	38,250,549
TFLIC Stable 5 Fund (at contract value)	37,076,941
American Funds Fundamental Investment Fund	35,515,770
American Funds Europacific	33,248,431

As of December 31, 2010:
Willis Stable Value Fund (at contract value)	$89,115,130
Pimco Total Return Fund	60,962,053
Transamerica Partners Institutional Stock Index Fund	47,115,826
American Funds Income Fund	43,283,926
American Funds Growth Fund	42,965,605
TFLIC Stable 5 Fund (at contract value)	41,638,565
American Funds Europacific	40,405,659
American Funds Fundamental Investment Fund	39,119,088

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $13,409,120 as follows:

Mutual funds	$(15,615,265)
Common stock	2,211,441
Corporate bonds	(734)
U.S. government securities	(4,562)

Net depreciation in fair value of investments	$(13,409,120)

4.	INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The Plan has two fully benefit-responsive investment contracts with TFLIC. TFLIC maintains the contributions in a non-pooled separate account (Willis Stable Value Fund) and a pooled separate account (TFLIC Stable 5 Fund), which are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The contracts have certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. TFLIC may not terminate the contracts at any amount less than contract value.

TFLIC is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with TFLIC, but may not be less than 0%. Such interest rates are reviewed for resetting on a quarterly basis for the Willis Stable Value Fund and on an annual basis for the TFLIC Stable 5 Fund. The crediting rate of the contract will track current market yields on a trailing basis.

	2011	2010
Willis Stable Value Fund average yields:
Based on annualized earnings (1)	10.01%	7.62%
Based on interest rate credited to participants (2)	2.85	3.21

TFLIC Stable 5 Fund average yields:
Based on annualized earnings (1)	11.49%	8.14%
Based on interest rate credited to participants (2)	3.72	4.23

(1)	Computed by dividing the annualized actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

5.	FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated May 14, 2008, stating that the Plan is qualified under Section 401(a) of the IRC (the “Code”) and therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. During 2012, the Plan administrator filed for an updated determination letter. A final determination letter has not been issued as of the date of issuance of the financial statements. The Plan administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2008.

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Transactions with parties-in-interest include contributions from the Company, investments in certain funds managed by the recordkeeper of the Plan, and the investment contracts managed by TFLIC; therefore, these transactions qualify as exempt party-in-interest transactions. Administrative expenses of the Plan not borne by participants are paid by the Company. Such amounts paid by the Company in 2011 were not significant.

At December 31, 2011 and 2010, the Plan held 514,195 and 558,319 shares, respectively, of common stock of Willis Group Holdings plc, with a fair value of $20,843,077 and $20,205,503, respectively.

7.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

The following tables set forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2011 and December 31, 2010:

	Assets at Fair Value as of December 31, 2011
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:
Large Cap Stocks:
Domestic	$203,850,954	$—	$—	$203,850,954
International	35,027,621	—	—	35,027,621
Mid/Small Cap Stocks	68,051,928	—	—	68,051,928
Retirement Funds	8,870,131	—	—	8,870,131
Bonds:
Investment Grade	64,210,388	—	—	64,210,388
High Yield	13,086,687	—	—	13,086,687
Various Diversified Funds	5,214,179	—	—	5,214,179
Common Stocks:
Willis Group Holdings plc	20,843,077	—	—	20,843,077
Other Common Stock	9,591,187	—	—	9,591,187
Guaranteed Investment
Contracts	—	153,010,709	—	153,010,709
Money Market Funds	—	4,362,387	—	4,362,387
Other Financial Assets	1,222,720	—	—	1,222,720

Total Assets at Fair Value	$429,968,872	$157,373,096	$—	$587,341,968

For the year ended December 31, 2011, there were no significant transfers in or out of Levels 1, 2 or 3.

	Assets at Fair Value as of December 31, 2010
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:
Large Cap Stocks:
Domestic	$217,125,007	$—	$—	$217,125,007
International	40,405,659	—	—	40,405,659
Mid/Small Cap Stocks	74,786,279	—	—	74,786,279
Bonds:
Investment Grade	60,962,053	—	—	60,962,053
High Yield	11,455,377	—	—	11,455,377
Various Diversified Funds	6,192,188	—	—	6,192,188
Common Stocks:
Willis Group Holdings plc	20,205,503	—	—	20,205,503
Other Common Stock	9,266,882	—	—	9,266,882
Guaranteed Investment
Contracts	—	142,004,589	—	142,004,589
Money Market Funds	—	3,609,727	—	3,609,727
Other Financial Assets	1,236,501	—	—	1,236,501

Total Assets at Fair Value	$441,635,449	$145,614,316	$—	$587,249,765

For the year ended December 31, 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

8.	SUBSEQUENT EVENTS

Subsequent events were evaluated through the date of the financial statement issuance. Based on this review, no significant event occurred that requires disclosure.

* * * * * *

SUPPLEMENTAL SCHEDULE

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
Mutual Funds
Large Cap Stocks
Domestic
American Funds Growth Fund		Mutual Fund	$38,250,549
American Funds Income Fund		Mutual Fund	40,757,700
American Funds Fundamental Investment Funds		Mutual Fund	35,515,770
Davis NY Venture Fund		Mutual Fund	22,610,664

MFS Value Fund		Mutual Fund	20,528,370

Transamerica Partners Stock Index Fund		Mutual Fund	46,187,901
Total			203,850,954
International
American Funds Europacific		Mutual Fund	33,248,431
Russell Emerging Markets Fund		Mutual Fund	1,779,190

Total			35,027,621

Mid/Small Cap Stocks
Columbia Small Cap Value Fund		Mutual Fund	19,687,672
Fidelity Spartan Extended Market Index		Mutual Fund	3,217,344
Prudential Mid Cap		Mutual Fund	17,423,982
Ridge Worth Mid Cap Value		Mutual Fund	7,827,362
Royce Value Plus		Mutual Fund	19,895,568

Total			68,051,928

Retirement Funds
T Rowe RA 2010		Mutual Fund	680,926
T Rowe RA 2020		Mutual Fund	3,355,127
T Rowe RA 2030		Mutual Fund	2,595,618
T Rowe RA 2040		Mutual Fund	1,005,408
T Rowe RA 2050		Mutual Fund	382,330
T Rowe RA Income		Mutual Fund	850,722

Total			8,870,131

Bonds
Investment Grade
PIMCO Total Return Fund		Mutual Fund	64,210,388

Total			64,210,388

High Yield
Transamerica Partners High Yield Fund		Mutual Fund	13,086,687

Total			13,086,687

Various Diversified Mutual Funds
ABERDEEN GLOBAL SMALL CAP A	402	Mutual Fund	8,172
ALPINE DYNAMIC DIVIDEND FUND	2,503	Mutual Fund	9,036
AMANA INCOME FUND	226	Mutual Fund	7,169
AMERICAN CENTURY GOVT BOND F	6,276	Mutual Fund	72,360
AMERICAN CENTURY INFLAT	796	Mutual Fund	10,137
AMERICAN FD FUNDAMENTAL INV FD	82	Mutual Fund	2,912
AMERICAN FD GROWTH FD OF AMERI	4,582	Mutual Fund	130,867
AMERICAN FD INV CO OF AMERIC	51	Mutual Fund	1,390
AMERICAN FD NEW PERSPE	70	Mutual Fund	1,829
AQR INTL MOMENTUM FD CL L	677	Mutual Fund	7,695
AQR MGD FUTURES STRAT FD CL I	2,375	Mutual Fund	22,727
AQR MOMENTUM FD CL L	1,376	Mutual Fund	19,110
AQR SMALL CAP MOMENTUM FD CL	712	Mutual Fund	9,885
ARTIO GLOBAL EQTY FD INC CL	300	Mutual Fund	9,839
ARTIO GLOBAL HIGH INCOME FUND	642	Mutual Fund	6,248
ARTISAN INTL FUND	1,034	Mutual Fund	20,512
ARTISAN INTL VALUE FUND	998	Mutual Fund	25,052
ASTON RIVER ROAD INDEPE	7,394	Mutual Fund	78,594
BARON ASSET FUND	158	Mutual Fund	7,209
BERWYN INCOME FUND	2,523	Mutual Fund	32,467
BLACKROCK EQTY DIVIDEND FD INV	1,692	Mutual Fund	30,706
BLACKROCK GLOBAL ALLOCA	456	Mutual Fund	8,273
BLACKROCK INTL OPPTY A	627	Mutual Fund	17,644
BUFFALO GROWTH FUND	1,614	Mutual Fund	39,768
BUFFALO SCIENCE AND TECH FUND	1,457	Mutual Fund	20,610
CGM FOCUS FUND	401	Mutual Fund	10,297
COHEN & STEERS REALTY SHARES	397	Mutual Fund	24,160
COLUMBIA ACORN FUND CL Z	1,282	Mutual Fund	35,343
COLUMBIA ACORN INTL FD CL Z	188	Mutual Fund	6,448
COLUMBIA VALUE AND RESTRU	642	Mutual Fund	28,544
CROFT LEOMINSTER VALUE	731	Mutual Fund	15,785

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
DELAFIELD FUND	1,243	Mutual Fund	33,473
DFA EMERGING MARKETS CORE E	1,269	Mutual Fund	21,882
DFA EMERGING MARKETS VALUE	91	Mutual Fund	2,352
DFA FIVE YEAR GLOBAL FIXED	943	Mutual Fund	10,285
DFA GLOBAL REAL ESTATE SECURI	3,382	Mutual Fund	26,410
DFA INTERNATIONAL CORE EQUITY	2,902	Mutual Fund	26,868
DFA INTL SMALL CAP VALUE PORTF	560	Mutual Fund	7,605
DFA INTL SMALL COMPANY PORTFO	1,995	Mutual Fund	27,605
DFA INTL VALUE III PORT	554	Mutual Fund	7,632
DFA LARGE CAP VALUE III PORTFO	1,308	Mutual Fund	19,162
DFA SLCTIVELY HEDGED GLOBAL	1,985	Mutual Fund	19,993
DFA TWO YEAR GLOBAL FIXED	2,595	Mutual Fund	26,153
DFA U.S. CORE EQUITY 2 PORTFO	8,335	Mutual Fund	88,266
DFA U.S. LARGE CAP VALUE PORTF	11,002	Mutual Fund	210,571
DFA U.S. SMALL CAP VALUE PORTF	1,251	Mutual Fund	28,982
DFA US MICRO CAP PORT	1,046	Mutual Fund	13,828
DFA US TARGETED VALUE PORTFO	638	Mutual Fund	9,788
DIREXION MONTHLY SMALL CAP BE	84	Mutual Fund	844
DODGE & COX INCOME FUND	767	Mutual Fund	10,207
DODGE & COX INTL STOCK FUND	1,280	Mutual Fund	37,439
DODGE & COX STOCK FUND	499	Mutual Fund	50,761
DOUBLELINE TOTAL RETURN BD FD	2,705	Mutual Fund	29,838
DREYFUS INFLATION ADJUST	733	Mutual Fund	10,146
DWS EAFE EQUITY INDEX FD INSTL	248	Mutual Fund	2,673
DWS EQUITY 500 INDEX FD INSTL	44	Mutual Fund	6,318
FAIRHOLME FUND	660	Mutual Fund	15,289
FBR SMALL CAP FINANCIAL FUND I	250	Mutual Fund	4,129
FEDERATED PRUDENT BEAR FD CL	1,077	Mutual Fund	4,708
FEDERATED TOTAL RETURN BOND F	1,219	Mutual Fund	13,749
FEDERATED US GOVT SEC FD 1 TO	2,241	Mutual Fund	24,293
FIDELITY CANADA FUND	894	Mutual Fund	44,827
FIDELITY CAPITAL APPR FD	510	Mutual Fund	12,546
FIDELITY INTL DISCOVERY FUND	422	Mutual Fund	11,652
FIDELITY LATIN AMER FUND	1,029	Mutual Fund	50,319
FIDELITY SLCT CHEMICALS PORT	260	Mutual Fund	24,719
FIDELITY SLCT COMM EQUIPM	56	Mutual Fund	1,230
FIDELITY SLCT HEALTH CARE P	74	Mutual Fund	9,061
FIDELITY SLCT MATERIALS PORT	227	Mutual Fund	13,927
FIDELITY SLCT NATURAL RESOUR	969	Mutual Fund	30,332
FIDELITY SLCT NATURL GAS PORT	715	Mutual Fund	21,762
FIDELITY SLCT SOFTWARE &COMPUT	46	Mutual Fund	3,599
FIDELITY SLCT TELECOM PORTFO	32	Mutual Fund	1,409
GABELLI ASSET FUND AAA	35	Mutual Fund	1,673
GABELLI EQUITY INCOME FUND C	1,122	Mutual Fund	22,960
GABELLI SMALL CAP GROWTH FUND	1,058	Mutual Fund	33,291
GAMCO GOLD FUND CL AAA	357	Mutual Fund	8,393
GAMCO WESTWOOD BALANCED FUND C	1,398	Mutual Fund	14,831
HARBOR CAP APPRECIATION FUND I	1,415	Mutual Fund	52,228
HARBOR COMMODITY REAL RETURN	614	Mutual Fund	4,233
HARBOR INTERNATIONAL FUND I	93	Mutual Fund	4,827
HARBOR REAL RETURN INSTL	937	Mutual Fund	10,040
HARDING LOEVNER EMERGING MARKE	294	Mutual Fund	12,452
HEARTLAND SELECT VALUE FUND I	200	Mutual Fund	5,375
HEARTLAND VALUE PLUS FD INV CL	338	Mutual Fund	9,360
HUSSMAN STRATEGIC TOTAL RETURN	1,884	Mutual Fund	23,169
ICON ENERGY FUND CL S	647	Mutual Fund	11,879
INTREPID SMALL CAP	666	Mutual Fund	9,806
INVESCO CONSTELLATION FD CL A	2,244	Mutual Fund	47,922
INVESCO TECHNOLOGY FD INV CL	12	Mutual Fund	363
IQ ALPHA HEDGE STRATEGY INST C	2,643	Mutual Fund	26,429
IRONCLAD MGD RISK	4,803	Mutual Fund	51,392
IVY ASSET STRATEGY FUND CL A	649	Mutual Fund	14,442
IVY ASSET STRATEGY FUND CL I	1,006	Mutual Fund	22,576
JANUS BALANCED FD CL T	390	Mutual Fund	9,551
JANUS GROWTH & INCM CL T	30	Mutual Fund	902
JANUS OVERSEAS FD CL T	1,239	Mutual Fund	38,934
JANUS TRITON FD CL T	4,792	Mutual Fund	77,824
JENSEN QUALITY GROWTH FD CL J	296	Mutual Fund	7,854
KINETICS PARADIGM FUND	464	Mutual Fund	9,194

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
LAZARD EMRG MKTS PORT OPEN S	1,314	Mutual Fund	22,606
LEUTHOLD CORE INVESTMENT FUND	460	Mutual Fund	7,203
LOOMIS SAYLES BOND FUND CL I	6,211	Mutual Fund	86,513
LOOMIS SAYLES GLOBAL BD FD CL	2,519	Mutual Fund	41,116
LOOMIS SAYLES STRATEGIC INCOME	534	Mutual Fund	7,680
MAINSTAY LARGE CAP GROWTH	1,335	Mutual Fund	9,156
MANNING & NAPIER EQUITY SERIES	495	Mutual Fund	8,606
MANNING & NAPIER WORLD OPPTY	339	Mutual Fund	2,246
MARKETFIELD FD	1,547	Mutual Fund	21,692
MARSICO GLOBAL FD	863	Mutual Fund	8,356
MATTHEWS CHINA FUND	429	Mutual Fund	9,227
MATTHEWS INDIA FUND	1,820	Mutual Fund	24,730
MATTHEWS PACIFIC TIGER FUND	1,790	Mutual Fund	36,383
MERIDIAN GROWTH FUND	433	Mutual Fund	18,040
METROPOLITAN WEST TOTAL RETURN	8,117	Mutual Fund	84,172
NEUBERGER BERMAN FOCUS FD INV	113	Mutual Fund	2,141
NUVEEN MID CAP SELECT CL A	24	Mutual Fund	223
NUVEEN REAL ESTATE SECS A	398	Mutual Fund	7,475
OAKMARK EQUITY INCOME FD	923	Mutual Fund	24,959
OAKMARK INTL FD CLASS I	1,831	Mutual Fund	30,308
PARNASSUS EQUITY INCOME FUND I	410	Mutual Fund	10,802
PAYDEN VALUE LEADERS FUND	346	Mutual Fund	3,623
PERKINS SMALL CAP VALUE FD CL	73	Mutual Fund	1,493
PERMANENT PORTFOLIO	86	Mutual Fund	3,978
PIMCO ALL ASSET CL D	2,588	Mutual Fund	29,687
PIMCO COMMODITY REAL RETURN	5,617	Mutual Fund	36,735
PIMCO COMMODITY REAL RETURN	2,666	Mutual Fund	17,140
PIMCO DIVERSIFIED INCOME CL D	473	Mutual Fund	5,330
PIMCO EMER MKTS CURRENCY INSTL	6,571	Mutual Fund	65,115
PIMCO FOREIGN BOND FUND INSTIT	662	Mutual Fund	7,007
PIMCO GLOBAL ADVANTAGE STRATE	3,540	Mutual Fund	39,649
PIMCO GNMA D	4,967	Mutual Fund	58,408
PIMCO REAL RETURN FUND CL D	6,503	Mutual Fund	76,668
PIMCO TOTAL RETURN FUND CL D	14,976	Mutual Fund	162,785
PIMCO UNCONSTRAINED BD FD IN	1,200	Mutual Fund	13,066
PROFUNDS MID CAP GROWTH INV CL	53	Mutual Fund	2,263
RAINIER MID CAP EQUITY PORT O	468	Mutual Fund	18,010
ROYCE LOW PRICED STK FD SERVIC	825	Mutual Fund	11,803
ROYCE PA MUTUAL FUND INVEST	931	Mutual Fund	10,020
ROYCE PREMIER FUND INVEST	4,251	Mutual Fund	78,728
RS TECHNOLOGY FUND	792	Mutual Fund	13,108
RYDEX GOVT LONG BD 1.2X STRATE	649	Mutual Fund	10,665
RYDEX LONG SHORT COMMOD	175	Mutual Fund	4,211
RYDEX NASDAQ-100 FUND INV CL	122	Mutual Fund	1,810
SCHWAB DIVIDEND EQUITY FUND	2,236	Mutual Fund	29,897
SCHWAB FINANCIAL SERVICES FUND	702	Mutual Fund	6,301
SCHWAB FUNDAMENTAL EMER MKT IN	1,946	Mutual Fund	16,019
SCHWAB GNMA FUND	3,003	Mutual Fund	31,712
SCHWAB HEALTH CARE FUND	252	Mutual Fund	4,418
SCHWAB INTL INDEX FUND	673	Mutual Fund	9,826
SCHWAB MARKETTRACK CONSER	478	Mutual Fund	6,408
SCHWAB S&P 500 INDEX FD	1,317	Mutual Fund	25,773
SCHWAB SMALL CAP INDEX FUND	957	Mutual Fund	18,192
SCHWAB TREASURY INFLAT	9,762	Mutual Fund	113,141
SEQUOIA FUND	42	Mutual Fund	6,080
SOUND SHORE FUND INC	1,809	Mutual Fund	53,408
SSGA EMERGING MARKETS FD	136	Mutual Fund	2,441
T ROWE PRICE EUROPEAN STOCK	203	Mutual Fund	2,690
T ROWE PRICE HIGH YIELD FUND	8,589	Mutual Fund	55,741
T ROWE PRICE INTL BOND FUND	2,619	Mutual Fund	25,507
T ROWE PRICE LATIN AMERIC	799	Mutual Fund	31,044
T ROWE PRICE MEDIA AND TELECO	270	Mutual Fund	12,670
TEMPLETON FOREIGN FUND CL A	1,002	Mutual Fund	5,933
TEMPLETON GLOBAL BOND FUND A	3,600	Mutual Fund	44,537
TEMPLETON WORLD FUND CL A	2,828	Mutual Fund	38,852
THIRD AVENUE REAL ESTATE VALUE	401	Mutual Fund	8,137
THIRD AVENUE VALUE FD INSTL	476	Mutual Fund	19,122
THORNBURG LTD TERM INCM FD CL	940	Mutual Fund	12,422
TOCQUEVILLE FUND	449	Mutual Fund	9,937

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
TOCQUEVILLE GOLD FUND	46	Mutual Fund	3,267
TOUCHSTONE SANDS CAPITAL SLCT	1,667	Mutual Fund	16,987
TWEEDY BROWNE GLOBAL VALUE	39	Mutual Fund	848
VANGUARD 500 INDEX FD INVEST	858	Mutual Fund	99,384
VANGUARD DEVELOPED MKTS INDEX	8,362	Mutual Fund	70,996
VANGUARD DIV GROWTH FD INVEST	3,302	Mutual Fund	50,912
VANGUARD EMRG MKTS STK INDEX	1,268	Mutual Fund	30,571
VANGUARD GROWTH INDEX FD INVES	325	Mutual Fund	10,345
VANGUARD HIGH YIELD CORP FUND	1,303	Mutual Fund	7,411
VANGUARD INFLATION PROTEC	4,613	Mutual Fund	65,085
VANGUARD INTL EXPLORER INVES	1,710	Mutual Fund	21,920
VANGUARD INTL GROWTH FD INVEST	1,051	Mutual Fund	17,177
VANGUARD INTL VALUE FUND	498	Mutual Fund	13,254
VANGUARD MID CAP GROWTH INDEX	808	Mutual Fund	18,925
VANGUARD S/T INVESTMENT GRADE	7,543	Mutual Fund	80,262
VANGUARD SHORT TERM BOND INDEX	4,903	Mutual Fund	52,020
VANGUARD SMALL CAP GWTH INDEX	754	Mutual Fund	16,208
VANGUARD SMALL CAP INDEX FUND	648	Mutual Fund	21,614
VANGUARD TOTAL BD MARKET INDEX	10,251	Mutual Fund	112,761
VANGUARD TOTAL INTL STOCK	1,868	Mutual Fund	24,392
VANGUARD TOTAL STOCK MKT INDEX	1,451	Mutual Fund	45,407
VANGUARD VALUE INDEX FUND I	608	Mutual Fund	12,442
VANGUARD WELLESLEY INCOME	1,568	Mutual Fund	35,961
VANGUARD WELLINGTON FD INVEST	1,894	Mutual Fund	59,363
VANGUARD WINDSOR FUND INVEST	1,018	Mutual Fund	12,999
VANGUARD WINDSOR II FD INVEST	890	Mutual Fund	22,944
WEITZ VALUE FUND	860	Mutual Fund	25,891
WELLS FARGO ADVTG DIVERS INTL	85	Mutual Fund	778
WELLS FARGO ADVTG GWTH FD IN	3,978	Mutual Fund	135,677
WELLS FARGO ADVTG PREMIE	396	Mutual Fund	3,663
WHITE OAK SELECT GROWTH FUND	704	Mutual Fund	26,326
YACKTMAN FOCUSED FUND	489	Mutual Fund	9,184
YACKTMAN FUND	5,411	Mutual Fund	94,745

Total			5,214,179

Common Stocks
Willis
WILLIS STOCK FUND	514,195	Shares of Common Stock	20,843,077

Total			20,843,077

Other Common Stock
1 800 FLOWERS.COM INC	2,500	Shares of Common Stock	5,500
1/100 BERKSHIRE HTWY CLA100 SH	100	Shares of Common Stock	114,755
3M COMPANY	900	Shares of Common Stock	73,596
A E S CORP	100	Shares of Common Stock	1,184
A M R CORPORATION	75	Shares of Common Stock	26
A O N CORPORATION	160	Shares of Common Stock	7,488
A T & T INC NEW	837	Shares of Common Stock	25,321
ACELRX PHARMACEUTICALS ** PEN	3,500	Shares of Common Stock	6,720
ACTIONS SEMICNDCTOR ADRF** PEN	3,000	Shares of Common Stock	5,490
ADVANCE AUTO PARTS INC EXCHAN	372	Shares of Common Stock	25,902
AETERNA ZENTARIS NEW F	2,000	Shares of Common Stock	3,080
AETNA INC NEW	50	Shares of Common Stock	2,110
AGRIUM INC F	100	Shares of Common Stock	6,711
AIRGAS INC TENDER	51	Shares of Common Stock	3,973
ALAMOS GOLD INC F	400	Shares of Common Stock	6,807
ALBERTA STAR DEV CP NEWF	200	Shares of Common Stock	39
ALCATEL LUCENT ADR FSPONSO	731	Shares of Common Stock	1,140
ALCOA INC	1,580	Shares of Common Stock	13,666
ALKANE RESOURCES ORD F	5,000	Shares of Common Stock	4,639
ALLEGHENY TECH INC NEW	45	Shares of Common Stock	2,151
ALNYLAM PHARMACEUTICALS ** PEN	500	Shares of Common Stock	4,075
ALPHA NATURAL RESOURCES ** PEN	100	Shares of Common Stock	2,043
ALTRIA GROUP INC	2,384	Shares of Common Stock	70,692
AMAZON COM INC	25	Shares of Common Stock	4,328
AMEREN CORPORATION	500	Shares of Common Stock	16,565
AMERICAN CAPITAL AGENCY REITS	210	Shares of Common Stock	5,900
AMERICAN INTL GROUP INC TRADES	392	Shares of Common Stock	2,160
AMERICAN INTL GROUP NEW	742	Shares of Common Stock	17,214
AMERICAN SKIING CORP XXXPLAN O	1,830	Shares of Common Stock	—
ANADARKO PETROLEUM CORP	200	Shares of Common Stock	15,266

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
ANNALY CAPITAL MGMT REIT	6,207	Shares of Common Stock	99,065
AOL INC	6	Shares of Common Stock	91
APACHE CORP	559	Shares of Common Stock	50,634
APERAM FNEW YO	7	Shares of Common Stock	99
APOLLO INVESTMENT CORP ** PEN	8,000	Shares of Common Stock	51,520
APPLE INC	771	Shares of Common Stock	312,255
APPLIED MATERIALS INC	1,275	Shares of Common Stock	13,658
ARADIGM CORP NEW	180	Shares of Common Stock	19
ARCELOR MITTAL NY NEW FNEW YO	160	Shares of Common Stock	2,910
ARCHER-DANIELS-MIDLND CO	50	Shares of Common Stock	1,430
ARES CAPITAL CORP	2,000	Shares of Common Stock	30,900
ARM HOLDINGS PLC ADR F1 ADR	100	Shares of Common Stock	2,767
ASPEN INSURANCE HOLDINGS ** PEN	500	Shares of Common Stock	13,250
ASTRAZENECA PLC ADR FSPONSO	110	Shares of Common Stock	5,092
ATLAS CORPORATION	103,000	Shares of Common Stock	1,133
ATLAS ENERGY LP	150	Shares of Common Stock	3,645
ATMEL CORP	2,000	Shares of Common Stock	16,200
ATP OIL & GAS CORP	550	Shares of Common Stock	4,048
AUCTION MILLS INC NEW	4	Shares of Common Stock	—
AURICO GOLD INC F	255	Shares of Common Stock	2,043
AUTO DATA PROCESSING	40	Shares of Common Stock	2,160
B G C PARTNERS CLASS A	481	Shares of Common Stock	2,859
B M C SOFTWARE INC	400	Shares of Common Stock	13,112
B2GOLD CORP F	392	Shares of Common Stock	1,208
BAIDU COM INC ADR F ** PEN	115	Shares of Common Stock	13,394
BANCO SANTANDR CENT ADRFSPONSO	470	Shares of Common Stock	3,534
BANDERA GOLD LTD F	500	Shares of Common Stock	20
BANK OF AMERICA CORP	6,962	Shares of Common Stock	38,707
BARRETT BUSINESS SVCS	1,033	Shares of Common Stock	20,624
BAYER A G SPONSORED ADRFSPONSO	350	Shares of Common Stock	22,445
BAYSWATER URANIUM NEW F	100	Shares of Common Stock	17
BB LIQUIDATING INC CL A CLASS	400	Shares of Common Stock	4
BB&T CORPORATION	385	Shares of Common Stock	9,703
BERKLEY W R CORPORATION	105	Shares of Common Stock	3,597
BERKSHIRE HATHAWAY B NEWCLASS	560	Shares of Common Stock	42,728
BEST BUY INC	190	Shares of Common Stock	4,440
BIOELECTRONICS CORP	12,000	Shares of Common Stock	43
BIOPURE CORP CL A NEW TRADIN	16	Shares of Common Stock	—
BIOSCRIP INC	1,500	Shares of Common Stock	8,190
BLACK HILLS CORP	500	Shares of Common Stock	16,790
BLACKROCK INC	15	Shares of Common Stock	2,674
BLACKSTONE GROUP LP ** PEN	344	Shares of Common Stock	4,820
BOEING CO ODDLOT	110	Shares of Common Stock	8,069
BONANZA OIL & GAS INC	2,400	Shares of Common Stock	1
BOSTON SCIENTIFIC CORP	1,000	Shares of Common Stock	5,340
BOX SHIPS INC ** PEN	3,750	Shares of Common Stock	31,388
BP PLC ADR FSPONSO	42	Shares of Common Stock	1,776
BRANDYWINE REALTY TR NEWREIT	209	Shares of Common Stock	1,984
BRIGUS GOLD CORP F	6,000	Shares of Common Stock	5,790
BRINKS CO DUTCH	39	Shares of Common Stock	1,055
BROOKS AUTOMATION NEW DUTCH	31	Shares of Common Stock	318
BROWN & BROWN INC	1,007	Shares of Common Stock	22,786
BRUKER CORPORATION	600	Shares of Common Stock	7,452
BUFFALO WILD WINGS INC ** PEN	50	Shares of Common Stock	3,376
BUNGE LIMITED F	803	Shares of Common Stock	45,951
C V S CAREMARK CORP	200	Shares of Common Stock	8,156
CADAN RESOURCES NEW F	100	Shares of Common Stock	15
CALLON PETROLEUM CO	500	Shares of Common Stock	2,485
CALPINE CORP NEW	1,000	Shares of Common Stock	16,330
CALUMET SPECIALTY PROD ** PRI	15	Shares of Common Stock	302
CAMBREX CORP	3,969	Shares of Common Stock	28,497
CAMECO CORP FFULLY	825	Shares of Common Stock	14,891
CAMPBELL SOUP COMPANY	500	Shares of Common Stock	16,620
CANADIAN ZINC CORP F	545	Shares of Common Stock	356
CAPITAL BANK CORP NEW	203	Shares of Common Stock	408
CAPITAL CITY BANK GROUP	1,014	Shares of Common Stock	9,686
CAPSTONE MINING CORP F	200	Shares of Common Stock	543
CARDERO RESOURCES CORP F	28,000	Shares of Common Stock	28,560
CASEYS GEN STORES INC COMPET	498	Shares of Common Stock	25,652

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
CATERPILLAR INC	394	Shares of Common Stock	35,696
CELGENE CORP	65	Shares of Common Stock	4,394
CENTRAL FD CDA LTD CLA FCLASS	2,670	Shares of Common Stock	52,359
CENTURYLINK INC	313	Shares of Common Stock	11,628
CENVEO INC	5,825	Shares of Common Stock	19,805
CERNER CORP	200	Shares of Common Stock	12,250
CERRO RESOURCES NL ORD F	40,000	Shares of Common Stock	4,304
CF INDUSTRIES HOLDINGS ** PEN	35	Shares of Common Stock	5,074
CHECK PT SOFTWARE TECH F	115	Shares of Common Stock	6,042
CHESAPEAKE ENERGY CORP	750	Shares of Common Stock	16,718
CHESAPEAKE UTIL CORP	100	Shares of Common Stock	4,335
CHEVRON CORPORATION	673	Shares of Common Stock	71,655
CHIMERA INVESTMENT CORP ** PEN	100	Shares of Common Stock	251
CHINA ENERGY SVGS TECH TRADIN	1,000	Shares of Common Stock	—
CHIPOTLE MEXICAN GRILL ** PEN	10	Shares of Common Stock	3,377
CHUBB CORPORATION	201	Shares of Common Stock	13,931
CINCINNATI FINANCIAL CP	508	Shares of Common Stock	15,466
CISCO SYSTEMS INC	3,314	Shares of Common Stock	59,923
CITADEL BROADCASTING CP	12	Shares of Common Stock	—
CITIGROUP INC NEW	8,351	Shares of Common Stock	219,718
CITRIX SYSTEMS INC	215	Shares of Common Stock	13,055
COCA COLA COMPANY	232	Shares of Common Stock	16,214
COEUR D ALENE MINES NEW	700	Shares of Common Stock	16,898
COGNIZANT TECH SOL CL A	50	Shares of Common Stock	3,216
COLGATE-PALMOLIVE CO	70	Shares of Common Stock	6,467
COLONIAL BANCGROUP INC REGIST	725	Shares of Common Stock	—
COMCAST CORP NEW CL A	119	Shares of Common Stock	2,833
COMDISCO HOLDING CO RTSRIGHTS	150	Shares of Common Stock	11
COMMERCIAL METALS CO XXXSUBMIT	100	Shares of Common Stock	1,396
COMPUTRZD THERML IMAGING	1,000	Shares of Common Stock	3
CONAGRA FOODS INC	10	Shares of Common Stock	264
CONCHO RESOURCES INC ** PEN	45	Shares of Common Stock	4,219
CONOCOPHILLIPS	1,411	Shares of Common Stock	102,808
CONS WATER CO INC ORD F	607	Shares of Common Stock	5,206
CONTINENTAL RESOURCES ** PEN	75	Shares of Common Stock	5,003
CONTL PRECIOUS MINERALSF	1,000	Shares of Common Stock	290
COPANO ENERGY LLC ** PEN	18	Shares of Common Stock	619
COPPER NORTH MNG CORP F	40	Shares of Common Stock	10
CORN PRODUCTS INTL INC	251	Shares of Common Stock	13,225
CORNING INC	200	Shares of Common Stock	2,596
COSTCO WHSL CORP NEW	90	Shares of Common Stock	7,521
COVIDIEN PLC NEW F	9	Shares of Common Stock	412
CROSSHAIR ENERGY CORP F	362	Shares of Common Stock	127
CSR PLC ADR FSPONSO	147	Shares of Common Stock	1,680
CUMMINS INC	50	Shares of Common Stock	4,439
CURRENCYSHARES JAPANESE YEN TR	134	Shares of Common Stock	17,143
CYNOSURE INC ** PEN	600	Shares of Common Stock	7,056
DDR CORP	208	Shares of Common Stock	2,532
DECKERS OUTDOOR CORP	30	Shares of Common Stock	2,267
DECODE GENETICS INC XXXPLAN O	5,900	Shares of Common Stock	—
DEERE & CO	105	Shares of Common Stock	8,154
DELL INC	605	Shares of Common Stock	8,851
DENISON MINES CORP F	2,500	Shares of Common Stock	3,125
DEVON ENERGY CP NEW	1,017	Shares of Common Stock	63,036
DHT HOLDINGS INC XXXCASH M	222	Shares of Common Stock	164
DIREXION SHARES ETF NEW DAILY	11	Shares of Common Stock	714
DIREXION SHS EXCH TRD FD ** PEN	100	Shares of Common Stock	3,645
DISNEY WALT CO	175	Shares of Common Stock	6,572
DITEM EXPLORATION INC F	1,000	Shares of Common Stock	34
DOMINOS PIZZA INC ** PEN	100	Shares of Common Stock	3,395
DOW CHEMICAL COMPANY	210	Shares of Common Stock	6,040
DRYSHIPS INC F ** PEN	100	Shares of Common Stock	200
DU PONT E I DE NEMOUR&CO	104	Shares of Common Stock	4,778
DUKE ENERGY CORP NEW	3,080	Shares of Common Stock	67,760
E M C CORP MASS	609	Shares of Common Stock	13,118
E O G RESOURCES INC	400	Shares of Common Stock	39,404
EARTHLINK INC	100	Shares of Common Stock	644
EAST ASIA MINERALS CORPF	700	Shares of Common Stock	329
EASTMAN KODAK COMPANY	217	Shares of Common Stock	141

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
EBAY INC	100	Shares of Common Stock	3,033
ECHELON CORPORATION	180	Shares of Common Stock	877
ECOLAB INC	105	Shares of Common Stock	6,070
EDDIE BAUER HOLDINGS XXXBANKRU	5,000	Shares of Common Stock	—
EDWARDS LIFESCIENCES CP	70	Shares of Common Stock	4,949
ELAN CORP PLC SPON ADR FSPONSO	3,300	Shares of Common Stock	45,342
ELECTROGLAS CORP XXXBANKRU	400	Shares of Common Stock	—
EMERSON ELECTRIC CO	358	Shares of Common Stock	16,661
ENDEAVOUR INTL CORP NEW	8	Shares of Common Stock	70
ENDEAVOUR SILVER CORP F	600	Shares of Common Stock	5,826
ENDURANCE SPECALTY HLDGF	100	Shares of Common Stock	3,825
ENERPLUS CORP F	250	Shares of Common Stock	6,330
ENRON CORP XXXBANKRU	1,400	Shares of Common Stock	—
ENTEGRIS INC DUTCH	1,000	Shares of Common Stock	8,725
ENTERPRISE PRD PRTNRS LP	275	Shares of Common Stock	12,755
ENTMNT GAMING ASIA INC	1,000	Shares of Common Stock	225
ERICSSON TEL ADR B NEW FCL B S	120	Shares of Common Stock	1,216
EVOLVING SYSTEMS INC NEW	1,000	Shares of Common Stock	7,450
EWORLD COMPANIES INC NEW	625,000	Shares of Common Stock	63
EXACT SCIENCES CORP	10,000	Shares of Common Stock	81,200
EXELIXIS INC	600	Shares of Common Stock	2,841
EXELON CORPORATION	878	Shares of Common Stock	38,062
EXPO HOLDING INC	33,500	Shares of Common Stock	3
EXPRESS SCRIPTS INC	50	Shares of Common Stock	2,235
EXXON MOBIL CORPORATION	455	Shares of Common Stock	38,604
FAIRPOINT COMMUN INC ** PEN	1	Shares of Common Stock	—
FASTENAL CO	270	Shares of Common Stock	11,775
FEDEX CORPORATION	25	Shares of Common Stock	2,092
FELLOWS ENERGY LTD	3,500	Shares of Common Stock	1
FIFTH STREET FINANCE CP ** PEN	9,583	Shares of Common Stock	91,712
FIFTH THIRD BANCORP	958	Shares of Common Stock	12,192
FIRST STATE BANCORP NM	10,000	Shares of Common Stock	21
FIRSTHAND TECH VALUE FD	9	Shares of Common Stock	134
FLAMEL TECH SA ADR FSPONSO	1,000	Shares of Common Stock	5,210
FORD MOTOR COMPANY NEW TENDER	1,738	Shares of Common Stock	18,702
FOUNTAIN HEALTHY AGING	7,500	Shares of Common Stock	3
FREEPORT MCMORAN COPPER	509	Shares of Common Stock	18,734
FREIGHTCAR AMERICA INC ** PEN	403	Shares of Common Stock	8,447
FRONTIER COMMUNICATIONS	39	Shares of Common Stock	201
FUTURELINK CORP NEW TRADIN	18	Shares of Common Stock	—
GABELLI EQUITY TRUST INC	368	Shares of Common Stock	1,838
GALLAGHER ARTHUR J & CO	450	Shares of Common Stock	15,048
GAMESTOP CORP CL A NEW	250	Shares of Common Stock	6,033
GENERAL ELECTRIC COMPANY	9,869	Shares of Common Stock	176,752
GENERAL MILLS INC	137	Shares of Common Stock	5,536
GENERAL MOLY INC	3,000	Shares of Common Stock	9,270
GENERAL MOTORS CO ** PEN	1,500	Shares of Common Stock	30,405
GENESCO INC	445	Shares of Common Stock	27,474
GENUINE PARTS CO	150	Shares of Common Stock	9,180
GETTY REALTY CORP NEW REIT	289	Shares of Common Stock	4,035
GLAXOSMITHKLINE PLC ADRFSPONSO	304	Shares of Common Stock	13,856
GLOBAL ALUMINA CORP FDUTCH	11,000	Shares of Common Stock	5,528
GLOBAL PEOPLELINE TELECOREGIST	3	Shares of Common Stock	—
GOLD CANYON RES INC F	27,000	Shares of Common Stock	48,870
GOLD FIELDS LTD NEW ADRFSPONSO	477	Shares of Common Stock	7,274
GOLDCORP INC NEW FEXCHAN	32	Shares of Common Stock	1,416
GOLDEN MINERALS CO	250	Shares of Common Stock	1,453
GOLDEN STAR RES LTD CDAF	2,000	Shares of Common Stock	3,300
GOLDMAN SACHS GROUP INC	438	Shares of Common Stock	39,570
GOOGLE INC ** PEN	70	Shares of Common Stock	45,213
GRAFTECH INTERNATIONAL	100	Shares of Common Stock	1,365
GREAT WESTN MNRLS GROUPF	10,000	Shares of Common Stock	4,190
GREEN EARTH TECHS INC	5,000	Shares of Common Stock	1,350
GREEN MTN COFFEE ROASTER	200	Shares of Common Stock	8,970
GREENLAND MIN & EGY ORDF	10,000	Shares of Common Stock	4,665
GREIF INC CL B	122	Shares of Common Stock	5,500
GSV CAPITAL CORP	50	Shares of Common Stock	698
GT ADVANCED TECHS INC	172	Shares of Common Stock	1,245
GUGGENHEIM EXCH TRD FD BRIC E	162	Shares of Common Stock	5,678

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
GULF RESOURCES INC NEW	113	Shares of Common Stock	202
GUYANA FRONTIER MINING F	9,000	Shares of Common Stock	815
HALLIBURTON CO HLDG CO EXCHAN	760	Shares of Common Stock	26,228
HARD TO TREAT DISEASES	42,000	Shares of Common Stock	4
HARRIS CORPORATION	150	Shares of Common Stock	5,406
HATTERAS FINANCIAL CORP ** PEN	200	Shares of Common Stock	5,274
HDFC BANK LIMITED ADR FSPONSO	150	Shares of Common Stock	3,942
HEALTH CARE REIT INC REIT	138	Shares of Common Stock	7,509
HEALTHSOUTH CORP NEW	1,515	Shares of Common Stock	26,770
HECLA MINING COMPANY	2,100	Shares of Common Stock	10,983
HEINZ H J CO ODDLOT	20	Shares of Common Stock	1,091
HELICOS BIOSCIENCES CORP ** PEN	520	Shares of Common Stock	19
HERBALIFE LTD F ** PEN	130	Shares of Common Stock	6,717
HERSHEY COMPANY	25	Shares of Common Stock	1,549
HESS CORPORATION	85	Shares of Common Stock	4,853
HEWLETT-PACKARD COMPANY	1,245	Shares of Common Stock	32,068
HOLLYFRONTIER CORP	48	Shares of Common Stock	1,123
HOME DEPOT INC TENDER	351	Shares of Common Stock	14,775
HONEYWELL INTERNATIONAL	31	Shares of Common Stock	1,664
HORMEL FOODS CORP	700	Shares of Common Stock	20,503
HSN INC	496	Shares of Common Stock	17,975
HUDSON CITY BANCORP INC	800	Shares of Common Stock	5,000
IAMGOLD CORPORATION FEXCHAN	500	Shares of Common Stock	7,925
IMPACT SILVER CORP F	1,000	Shares of Common Stock	1,287
INGERSOLL RAND CL A NEWFIRELAN	28	Shares of Common Stock	849
INOVIO PHARMACEUTICALS	1,000	Shares of Common Stock	428
INTEL CORP	3,634	Shares of Common Stock	88,126
INTERIORS INC CL A TRADIN	25,709	Shares of Common Stock	—
INTERPHARM HOLDINGS INC	1,000	Shares of Common Stock	1
INTL BUSINESS MACHINES	542	Shares of Common Stock	99,572
INTUITIVE SURGICAL NEW	15	Shares of Common Stock	6,945
INVESCO MORTGAGE CAPITAL** PEN	320	Shares of Common Stock	4,496
IQ HEDGE MAC TRACKER ETFMACRO	385	Shares of Common Stock	10,114
IQ INDEX TRUST ETF GLOBAL	400	Shares of Common Stock	11,208
ISCO INTERNATIONAL INXXXBANKRU	53,770	Shares of Common Stock	—
ISHARES MSCI BRAZIL INDXBRAZIL	597	Shares of Common Stock	34,254
ISHARES MSCI EMRG MKT FDWITH S	782	Shares of Common Stock	29,656
ISHARES MSCI ETF ALL PE	100	Shares of Common Stock	3,837
ISHARES MSCI HK IDX FD HONG K	2,245	Shares of Common Stock	34,730
ISHARES MSCI ISRAEL INX ISRAEL	68	Shares of Common Stock	2,690
ISHARES MSCI JPN IDX FD JAPAN	31	Shares of Common Stock	287
ISHARES MSCI MALAYSIA MALAYS	665	Shares of Common Stock	8,913
ISHARES MSCI SWEDEN IDX SWEDEN	289	Shares of Common Stock	7,278
ISHARES MSCI VAL IDX FD	141	Shares of Common Stock	6,011
ISHARES RUSSELL MIDCAP WITH S	175	Shares of Common Stock	9,634
ISHARES S&P GLOBAL S&P GL	709	Shares of Common Stock	6,054
ISHARES S&P MIDCAP 400 S&P MI	125	Shares of Common Stock	9,482
ISHARES S&P SMALLCAP 600S&P SM	138	Shares of Common Stock	9,636
ISHARES S&P U S PFD FUNDS&P U	1,666	Shares of Common Stock	59,343
ISHARES SILVER TRUST INDEX	425	Shares of Common Stock	11,450
ISHARES TR BARCLAYS TIPSBOND F	701	Shares of Common Stock	81,827
ISHARES TR COHEN & STEERWITH S	151	Shares of Common Stock	10,619
ISHARES TR COMEX GOLD ** PEN	1,686	Shares of Common Stock	25,678
ISHARES TR DJ US INDL US IND	1,035	Shares of Common Stock	65,837
ISHARES TR GS INVESTOP GS$ IN	155	Shares of Common Stock	17,633
ISHARES TR LEHMAN BD FD LEHMAN	162	Shares of Common Stock	17,102
ISHARES TR MSCI EAFE FD WITH S	446	Shares of Common Stock	22,095
ISHARES TR RUSSELL 1000 RUSSEL	2,116	Shares of Common Stock	122,284
ISHARES TR S&P LATN AMERS&P LA	106	Shares of Common Stock	4,496
ISHARES TR S&P SMALLCAP WITH S	152	Shares of Common Stock	10,358
ISHARES TRUST IBOXX	266	Shares of Common Stock	23,788
ISHARES TRUST INDEX FUNDWITH S	225	Shares of Common Stock	7,846
ISHARES TRUST MSCI E	197	Shares of Common Stock	6,864
ISHARES TRUST S&P 500 S&P 50	121	Shares of Common Stock	15,209
ISHARES TRUST S&P GL	314	Shares of Common Stock	10,441
ISIS PHARMACEUTICALS INC	20,600	Shares of Common Stock	148,526
ITC HOLDINGS CORP ** PEN	140	Shares of Common Stock	10,623
JABIL CIRCUIT INC	0.02	Shares of Common Stock	0.46
JADE ART GROUP INC NEW	45,000	Shares of Common Stock	495

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
JDS UNIPHASE CORP NEW	178	Shares of Common Stock	1,858
JOHNSON & JOHNSON	303	Shares of Common Stock	19,873
JPMORGAN CHASE & CO	1,066	Shares of Common Stock	35,455
K V PHARMACEUTICAL CL A	300	Shares of Common Stock	420
KANSAS CITY SOUTHERN	300	Shares of Common Stock	20,403
KBR INC ** PEN	55	Shares of Common Stock	1,533
KEMET CORPORATION NEW	250	Shares of Common Stock	1,763
KIMBER RESOURCES INC F	2,500	Shares of Common Stock	2,150
KINDER MORGAN ENERGY LP UNIT L	197	Shares of Common Stock	16,715
KINDER MORGAN MGMT LLC	1,292	Shares of Common Stock	101,433
KINROSS GOLD CORP NEW F	2,500	Shares of Common Stock	28,500
KIRBY CORPORATION	403	Shares of Common Stock	26,534
KKR & CO ** PEN	3,000	Shares of Common Stock	38,490
KRAFT FOODS INC EXCHAN	677	Shares of Common Stock	25,301
KRISPY KREME DOUGHNUT CP	500	Shares of Common Stock	3,270
L & L ENERGY INC	7,000	Shares of Common Stock	18,130
L INTERNATIONAL COMPUTERTRADIN	200	Shares of Common Stock	—
LAB CP OF AMER HLDG NEW	400	Shares of Common Stock	34,388
LAS VEGAS SANDS CORP ** PEN	110	Shares of Common Stock	4,700
LEVEL 3 COMMUN NEW	116	Shares of Common Stock	1,971
LEXICON PHARMA INC 11RTSRIGHTS	40	Shares of Common Stock	—
LEXICON PHARMACEUTICALS	40	Shares of Common Stock	52
LIGHTBRIDGE CORP	17	Shares of Common Stock	35
LILLY ELI & COMPANY ODDLOT	341	Shares of Common Stock	14,160
LIMITED BRANDS INC TENDER	145	Shares of Common Stock	5,832
LONGTOP FINL TECH ADS F** PEN	250	Shares of Common Stock	8
LOWES COMPANIES INC	214	Shares of Common Stock	5,435
LSI CORPORATION	16	Shares of Common Stock	95
LTX-CREDENCE CORP NEW	100	Shares of Common Stock	535
LULULEMON CORP ** PEN	70	Shares of Common Stock	3,266
M D U RESOURCES GROUP	529	Shares of Common Stock	11,352
MACYS INC	593	Shares of Common Stock	19,083
MAGELLAN MIDSTREAM PTNRS	150	Shares of Common Stock	10,332
MANITOWOC COMPANY INC	403	Shares of Common Stock	3,704
MANULIFE FINANCIAL CORPFODD LO	300	Shares of Common Stock	3,186
MARATHON OIL CORP	300	Shares of Common Stock	8,781
MARATHON PETE CORP	150	Shares of Common Stock	4,994
MARKEL CORP HOLDIN	40	Shares of Common Stock	16,587
MARKET VECTORS ETF ** PEN	30	Shares of Common Stock	1,093
MARSH & MC LENNAN CO INC	46	Shares of Common Stock	1,455
MASTERCARD INC ** PEN	5	Shares of Common Stock	1,864
MATTEL INCORPORATED	268	Shares of Common Stock	7,449
MC DONALDS CORP EXCHAN	178	Shares of Common Stock	17,892
MEADOWBROOK INSURANCE GP	109	Shares of Common Stock	1,167
MEDCOHEALTH SOLUTIONS ODDLOT	62	Shares of Common Stock	3,466
MEGA URANIUM LTD 12 WTSFWARRAN	1,500	Shares of Common Stock	7
MEGA URANIUM LTD F	14,000	Shares of Common Stock	2,800
MELCO PBL ENTMT LTD ADRF **PEND	16,950	Shares of Common Stock	163,059
MERCK & CO INC NEW	394	Shares of Common Stock	14,859
METANOR RESOURCES F	8,500	Shares of Common Stock	2,508
METLIFE INC	307	Shares of Common Stock	9,577
METRICOM INC NEW ^XXBANKRU	100	Shares of Common Stock	—
MGM MIRAGE TENDER	42	Shares of Common Stock	438
MICRON TECHNOLOGY INC	1,200	Shares of Common Stock	7,548
MICROSOFT CORP DUTCH	4,061	Shares of Common Stock	105,411
MIDDLEBY CORP THE	100	Shares of Common Stock	9,404
MILLENNIUM CELL INC	5,000	Shares of Common Stock	1
MIND TECHNOLOGIES INC TRADIN	10,000	Shares of Common Stock	1
MOLSON COORS BREWING CLB	14	Shares of Common Stock	627
MOLYCORP INC ** PEN	200	Shares of Common Stock	4,796
MONSANTO CO NEW DEL	1,030	Shares of Common Stock	72,172
MONTPELIER RE HLDGS LTDF	111	Shares of Common Stock	1,969
MORGAN STANLEY	5,859	Shares of Common Stock	88,650
MOSAIC CO NEW	325	Shares of Common Stock	16,390
MOSQUITO CONS GOLD MNS F	15,500	Shares of Common Stock	7,762
MOTOROLA MOBILITY HLDGS	26	Shares of Common Stock	1,009
MOTOROLA SOLUTIONS INC	30	Shares of Common Stock	1,396
MULTICELL TECHS INC NEW	7,500	Shares of Common Stock	35
MULTIMEDIA GAMES INC DUTCH	1,000	Shares of Common Stock	7,940

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
MYLAN LABORATORIES INC DUTCH	500	Shares of Common Stock	10,730
NABORS INDUSTRIES LTD F	4,000	Shares of Common Stock	69,360
NAM TAI ELECTRONICS NEWF	2,071	Shares of Common Stock	10,998
NATIONAL GRID PLC ADR FSPONSO	1,639	Shares of Common Stock	79,437
NATL SCIENTIFIC CORP	250	Shares of Common Stock	3
NESTLE S A REG B ADR F1 ADR	25	Shares of Common Stock	1,444
NETAPP INC	55	Shares of Common Stock	1,995
NETFLIX INC	210	Shares of Common Stock	14,551
NETSOL TECHNOLOGIES NEW	750	Shares of Common Stock	311
NEVSUN RESOURCES LTD F	2,000	Shares of Common Stock	11,060
NEW GOLD INC CDA 12 WTSFWARRAN	7,000	Shares of Common Stock	103
NEW GOLD INC F	1,000	Shares of Common Stock	10,080
NEW YORK CMNTY BANCORP	1,070	Shares of Common Stock	13,236
NIKE INC CLASS B	50	Shares of Common Stock	4,819
NOBLE ENERGY INC	20	Shares of Common Stock	1,888
NORTEL NETWORKS CP NEW F	100	Shares of Common Stock	2
NORTH AMERN DATACOM INC	1,000	Shares of Common Stock	—
NORTHISLE COPPER & GOLDF	40	Shares of Common Stock	10
NOVARTIS A G SPON ADR FSPONSO	325	Shares of Common Stock	18,580
NUCOR CORP	322	Shares of Common Stock	12,734
NUTRACEUTICAL INTL CORP	100	Shares of Common Stock	1,132
NVIDIA CORP	200	Shares of Common Stock	2,772
NXP SEMICONDUCTORS NV F ** PEN	100	Shares of Common Stock	1,537
NYSE EURONEXT N V	200	Shares of Common Stock	5,220
O REILLY AUTOMOTIVE NEW	35	Shares of Common Stock	2,798
OAKWOOD HOMES CORP NEW TRADIN	200	Shares of Common Stock	—
OBN HOLDINGS INC NEW	200	Shares of Common Stock	8
OCCIDENTAL PETE CORP	29	Shares of Common Stock	2,717
OMNICOM GROUP INC	25	Shares of Common Stock	1,115
ORACLE CORPORATION	486	Shares of Common Stock	12,474
OWENS & MINOR INC HLDG CO	500	Shares of Common Stock	13,895
OXUS GOLD PLC WEF ORD F	202,700	Shares of Common Stock	3,426
P I C O HOLDINGS INC NEW	200	Shares of Common Stock	4,116
PALADIN ENERGY LTD ORD FCANADI	1,000	Shares of Common Stock	1,405
PAN AMERICAN SILVER CP F	200	Shares of Common Stock	4,362
PANERA BREAD CO CL A	25	Shares of Common Stock	3,536
PARAGON SHIPPING CL A ** PEN	15,000	Shares of Common Stock	9,600
PARAMOUNT GOLD AND SILVRTRADIN	10,000	Shares of Common Stock	21,400
PARKER DRILLING CO	100	Shares of Common Stock	717
PATRIOT COAL CORP	1,500	Shares of Common Stock	12,705
PATRIOT NATL BANCORP INC	3,300	Shares of Common Stock	5,775
PEABODY ENERGY CORP	650	Shares of Common Stock	21,522
PEBBLEBROOK HOTEL TRUST ** PEN	3,726	Shares of Common Stock	71,474
PENNANTPARK INVT CORP ** PEN	5,940	Shares of Common Stock	59,935
PEPSICO INCORPORATED	252	Shares of Common Stock	16,740
PETROLEO BRASILEIRO ADRFSA PET	435	Shares of Common Stock	10,810
PFIZER INCORPORATED ODDLOT	3,732	Shares of Common Stock	80,757
PHILIP MORRIS INTL INC	323	Shares of Common Stock	25,386
PHOTRONICS INC	500	Shares of Common Stock	3,040
PIMCO CORPORATE OPPTY FD	284	Shares of Common Stock	4,929
PIMCO EXCH TRADED FUND 15+ YR	268	Shares of Common Stock	17,487
PIMCO EXCH TRADED FUND ENHANC	167	Shares of Common Stock	16,725
PINETREE CAPITAL NEW F	1,500	Shares of Common Stock	2,175
PINNACLE AIRLINES CORP — PEN	150	Shares of Common Stock	123
PIPER JAFFRAY COS NEW ODDLOT	1	Shares of Common Stock	20
PLAINS ALL AMERN PPLN LPUNIT L	200	Shares of Common Stock	14,690
PLUG POWER INC NEW	12	Shares of Common Stock	24
POTASH CORP SASK INC FTENDER	60	Shares of Common Stock	2,477
POWERSHARES GLOBAL WATER ** PEN	400	Shares of Common Stock	6,740
POWERSHARES INDIA ETF	300	Shares of Common Stock	4,890
POWERSHS DB COMMDTY INDX	824	Shares of Common Stock	22,116
POWERSHS EXCH TRAD FD TRDYNAMI	64	Shares of Common Stock	1,310
POWERSHS EXCH TRAD FD TRFUNDAM	153	Shares of Common Stock	2,439
POWERSHS EXCH TRAD FD TRPOWERS	274	Shares of Common Stock	3,849
POWERSHS EXCH TRAD FD TRPREFER	7,000	Shares of Common Stock	95,830
POWERSHS QQQ TRUST SER 1	773	Shares of Common Stock	43,157
PRECISION CASTPARTS CORP	30	Shares of Common Stock	4,944
PRECISION DRILLING CORPF	965	Shares of Common Stock	9,901
PRICELINE.COM INC NEW	5	Shares of Common Stock	2,339

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
PRINCIPAL FINANCIAL GRP	1,028	Shares of Common Stock	25,286
PROCTER & GAMBLE EXCHAN	574	Shares of Common Stock	38,284
PROSHARES TRUST ETF ULTRAS	5,000	Shares of Common Stock	90,350
PROSHARES ULTRA ETV DJ UBS	200	Shares of Common Stock	4,054
PROSHS ULTRASHORT MSCI ULTRA	50	Shares of Common Stock	1,297
PROSHS ULTRASHRT S&P500 PROSHA	100	Shares of Common Stock	1,929
PROSHS ULTRASHT ETF NEW DJ UBS	100	Shares of Common Stock	3,869
PROXIM CORP CL A NEW CLASS	15	Shares of Common Stock	—
PRUDENTIAL FINANCIAL INCODD LO	46	Shares of Common Stock	2,324
PUMA EXPLORATION INC F	6,650	Shares of Common Stock	1,829
PVH CORP	10	Shares of Common Stock	707
QUALCOMM INC	430	Shares of Common Stock	23,521
QUALMARK CORP	400	Shares of Common Stock	100
R F MICRO DEVICES INC	1,000	Shares of Common Stock	5,400
RAMBUS INC DEL	484	Shares of Common Stock	3,654
RANDGOLD RES LTD ADR FSPONSO	270	Shares of Common Stock	27,567
RANGE RESOURCES CORP	100	Shares of Common Stock	6,194
RAYTHEON COMPANY NEW ODD LO	383	Shares of Common Stock	18,523
REDHAWK RESOURCES INC F	2,000	Shares of Common Stock	697
RELIANCE STL & ALUMINUM	1,429	Shares of Common Stock	69,581
RESEARCH IN MOTION LTD F	700	Shares of Common Stock	10,150
RESOURCE CAPITAL CORP ** PEN	18,300	Shares of Common Stock	102,663
RETAIL OPPTY INVESTMENTS	1,537	Shares of Common Stock	18,200
REX ENERGY CORP ** PEN	5,000	Shares of Common Stock	73,800
RITE AID CORPORATION	100	Shares of Common Stock	126
ROCKWELL AUTOMATION INC	9	Shares of Common Stock	660
ROCKWELL COLLINS INC	9	Shares of Common Stock	498
ROVI CORPORATION	76	Shares of Common Stock	1,868
ROWE T PRICE GROUP INC	85	Shares of Common Stock	4,841
ROYCE VALUE TRUST INC	83	Shares of Common Stock	1,015
S P D R S&P 500 ETF TR EXPIRI	352	Shares of Common Stock	44,129
SALESFORCE COM ** PEN	30	Shares of Common Stock	3,044
SANDSTORM GOLD 14 WTSFWARRAN	4,000	Shares of Common Stock	2,648
SANGUINE CORP NEW	200	Shares of Common Stock	33
SCHEIN HENRY INC	120	Shares of Common Stock	7,732
SCHLUMBERGER LTD F	35	Shares of Common Stock	2,415
SCHW INTL EQ ETF	367	Shares of Common Stock	8,608
SCHW US BRD MKT ETF	358	Shares of Common Stock	10,822
SCHW US LCAP ETF	358	Shares of Common Stock	10,694
SCHW US LCAP GRO ETF	354	Shares of Common Stock	10,500
SCHW US LCAP VAL ETF	2,087	Shares of Common Stock	59,449
SCHW US SCAP ETF	721	Shares of Common Stock	23,664
SCHWEITZER-MAUDUIT INTL	368	Shares of Common Stock	24,457
SCOR ADR FSPONSO	1,000	Shares of Common Stock	2,344
SCRIPPS E W CO CL A NEW CLASS	1,000	Shares of Common Stock	8,010
SEACOAST BK CORP FLA COMMON	100	Shares of Common Stock	152
SEALED AIR CORP NEW	111	Shares of Common Stock	1,913
SEASPAN CORP F ** PEN	300	Shares of Common Stock	4,104
SECTOR SPDR ENGY SELECT SHARES	1	Shares of Common Stock	70
SECTOR SPDR FINCL SELECTSHARES	877	Shares of Common Stock	11,396
SENOMYX INC ** PEN	1,000	Shares of Common Stock	3,480
SEVEN SEAS PETE NEW ORDFTRADIN	2,000	Shares of Common Stock	—
SIEMENS A G ADR F1 ADR	225	Shares of Common Stock	21,512
SILGAN HOLDINGS INC TENDER	101	Shares of Common Stock	3,903
SILICON GRAPHICS INC XXXBANKRU	1,000	Shares of Common Stock	—
SILVER WHEATON CORP F	1,938	Shares of Common Stock	56,124
SIRIUS XM RADIO INC TENDER	23,769	Shares of Common Stock	43,260
SJM HOLDINGS LTD ORD F	8,000	Shares of Common Stock	13,061
SMAVE SOLUTIONS INC	15	Shares of Common Stock	—
SOLAR CAPITAL LTD ** PEN	300	Shares of Common Stock	6,627
SONIC AUTOMOTIVE INC	95	Shares of Common Stock	1,407
SONICBLUE INC XXXBANKRU	700	Shares of Common Stock	—
SONY CORP ADR NEW F1 ADR	100	Shares of Common Stock	1,804
SOUTHERN COPPER CORP	106	Shares of Common Stock	3,194
SOUTHWEST AIRLINES CO	1,119	Shares of Common Stock	9,576
SPDR GOLD TRUST SPDR G	580	Shares of Common Stock	88,154
SPDR S&P CHINA ETF	259	Shares of Common Stock	16,106
SPDR S&P DIVIDEND ETF	1,261	Shares of Common Stock	67,930
SPDR SERIES TRUST ETF DB INT	300	Shares of Common Stock	17,025

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
SPECTRA ENERGY CORP	1,480	Shares of Common Stock	45,510
SPECTRASCIENCE INC NEW	4,576	Shares of Common Stock	275
SPONGETECH DELIVERY SYS TRADIN	736,525	Shares of Common Stock	74
SPRINT NEXTEL CORP	1,000	Shares of Common Stock	2,340
STAR SCIENTIFIC INC	550	Shares of Common Stock	1,199
STARBUCKS CORP	362	Shares of Common Stock	16,635
STERICYCLE INC	45	Shares of Common Stock	3,506
STERIS CORP	250	Shares of Common Stock	7,455
STEWART ENTERPRISES CL A	226	Shares of Common Stock	1,302
STRATEGIC MINING CORP	83	Shares of Common Stock	1
STRATEGIC RESOURCES LTD	2,500	Shares of Common Stock	18
STREAM GLOBAL SERVICES	101	Shares of Common Stock	334
STRYKER CORP	300	Shares of Common Stock	14,913
SUNTECH POWER HLDGS CO ** PEN	47	Shares of Common Stock	104
SUPERVALU INC	75	Shares of Common Stock	609
SUREBEAM CORP TRADIN	600	Shares of Common Stock	—
SYNTEL INC	2,000	Shares of Common Stock	93,540
SYSCO CORPORATION	781	Shares of Common Stock	22,919
T J X COS INC	112	Shares of Common Stock	7,218
T R C COMPANIES INC	105	Shares of Common Stock	631
TANZANIAN ROYALTY EXPL F	3,000	Shares of Common Stock	7,200
TARGET CORPORATION	1,403	Shares of Common Stock	71,885
TATA MOTORS LTD ADR FSPONSO	300	Shares of Common Stock	5,070
TE CONNECTIVITY LTD F	9	Shares of Common Stock	290
TELEFONICA SPON ADR FSPONSO	950	Shares of Common Stock	16,331
TELLABS INC	4,055	Shares of Common Stock	16,383
TEMPLETON GLOBAL INCM FD	1,000	Shares of Common Stock	9,450
TESLA MOTORS INC ** PEN	50	Shares of Common Stock	1,428
TEVA PHARM INDS LTD ADRFWITH S	200	Shares of Common Stock	8,072
THE SOUTHERN COMPANY	487	Shares of Common Stock	22,562
TIANRONG BLDG MAT HLDGS	1,000	Shares of Common Stock	—
TICC CAPITAL CORP	8,800	Shares of Common Stock	76,120
TIM HORTONS INC ** PEN	158	Shares of Common Stock	7,650
TIMBERLINE RESOURCES CP	3,950	Shares of Common Stock	2,251
TIME WARNER CABLE	16	Shares of Common Stock	1,017
TIME WARNER INC NEW	71	Shares of Common Stock	2,555
TOTAL S A ADR F1 ADR	180	Shares of Common Stock	9,200
TRACTOR SUPPLY COMPANY	400	Shares of Common Stock	28,060
TRANS1 INC ** PEN	804	Shares of Common Stock	1,495
TRANSCANADA CORP F	300	Shares of Common Stock	13,101
TRANSOCEAN INC NEW F	579	Shares of Common Stock	22,228
TRANSWITCH CORP NEW	125	Shares of Common Stock	400
TRAVELERS COMPANIES INC	221	Shares of Common Stock	13,067
TRENWICK GROUP LTD ORXXXBANKRU	700	Shares of Common Stock	—
TRI VALLEY CORP DELAWA	1,750	Shares of Common Stock	249
TRINA SOLAR LTD ADR F ** PEN	1,300	Shares of Common Stock	8,684
TRIUMPH GROUP INC NEW	452	Shares of Common Stock	26,419
TRUEBLUE INC	150	Shares of Common Stock	2,082
TRUSTCO BANK CORP N Y	100	Shares of Common Stock	561
TYCO INTL LTD NEW F	538	Shares of Common Stock	25,109
U S BANCORP DEL NEW	100	Shares of Common Stock	2,705
U S G CORPORATION NEW	830	Shares of Common Stock	8,433
U S SILVER CORP F	5,000	Shares of Common Stock	1,975
U308 CORP F	1,738	Shares of Common Stock	612
UCORE RARE METALS INC F	5,000	Shares of Common Stock	1,770
UNILEVER PLC ADR NEW FWITH S	225	Shares of Common Stock	7,542
UNITED CONTL HLDGS INC	189	Shares of Common Stock	3,566
UNITED PARCEL SERVICE B CLASS	130	Shares of Common Stock	9,515
UNITED TECHNOLOGIES CORP	286	Shares of Common Stock	20,899
URANERZ ENERGY CORP	600	Shares of Common Stock	1,092
URANIUM ENERGY CORP	100	Shares of Common Stock	306
US BIOTEC INC NEW	196	Shares of Common Stock	—
USA FLORAL PRODS INC ^XXBANKRU	400	Shares of Common Stock	—
V C A ANTECH INC	500	Shares of Common Stock	9,875
VALE SA ADR FSPONSO	450	Shares of Common Stock	9,653
VANGUARD BOND INDEX FUNDTOTAL	891	Shares of Common Stock	74,434
VANGUARD DIV APPRCIATION	931	Shares of Common Stock	50,858
VANGUARD ENERGY ETF	25	Shares of Common Stock	2,520
VANGUARD GROWTH	1,170	Shares of Common Stock	72,279

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
VANGUARD MSCI EAFE ETF	582	Shares of Common Stock	17,827
VANGUARD MSCI EMERGING MARKET	682	Shares of Common Stock	26,059
VANGUARD REIT	1,778	Shares of Common Stock	103,124
VANGUARD SMALL CAP GRWTH	329	Shares of Common Stock	25,107
VANGUARD TOTAL STOCK MKTSTK MK	1,322	Shares of Common Stock	85,005
VELATEL GLOBAL COMM INC	20,000	Shares of Common Stock	1,400
VERIZON COMMUNICATIONS	1,773	Shares of Common Stock	71,143
VESTA INSURANCE GROUPXXXBANKRU	216	Shares of Common Stock	—
VESTAS WIND SYS A/S ADRFUNDPON	2,000	Shares of Common Stock	7,219
VIE FINANCIAL GROUP NEW	15	Shares of Common Stock	—
VISA INC ** PEN	100	Shares of Common Stock	10,153
VISHAY INTERTECHNOLOGY	400	Shares of Common Stock	3,596
VISHAY PRECISION GROUP	28	Shares of Common Stock	447
VMWARE INC ** PEN	80	Shares of Common Stock	6,655
VODAFONE GROUP NEW ADR FSPONSO	300	Shares of Common Stock	8,409
VOXX INTERNATIONAL CL A	100	Shares of Common Stock	845
WABCO HOLDINGS INC	39	Shares of Common Stock	1,693
WALGREEN COMPANY	200	Shares of Common Stock	6,612
WAL-MART DE CV SPN ADR FSPONSO	357	Shares of Common Stock	9,798
WAL-MART STORES INC	276	Shares of Common Stock	16,472
WALTER ENERGY INC	481	Shares of Common Stock	29,118
WALTER INVSTMNT MGMT	2,263	Shares of Common Stock	46,420
WASTE MANAGEMENT INC DEL	511	Shares of Common Stock	16,711
WEATHERFORD INTL LTD F	402	Shares of Common Stock	5,885
WELLS FARGO & CO NEW	3,004	Shares of Common Stock	82,778
WESTERN COPPER & GOLD F	80	Shares of Common Stock	123
WESTERN REFINING INC ** PEN	9	Shares of Common Stock	115
WESTERN WATER CO ^XXBANKRU	1,000	Shares of Common Stock	—
WEYERHAEUSER CO TENDER	101	Shares of Common Stock	1,883
WILLIAMS COMPANIES	2,101	Shares of Common Stock	69,360
WINDSTREAM CORPORATION	700	Shares of Common Stock	8,218
WISDOMTREE ASIA ETF LOCAL	349	Shares of Common Stock	17,481
WISDOMTREE DEFA EQUITY INCOME	103	Shares of Common Stock	3,784
WISDOMTREE EMERGING ETF MKTS L	203	Shares of Common Stock	9,874
WISDOMTREE EQUITY INC FDHI YIE	83	Shares of Common Stock	3,579
WISDOMTREE INDIA EARNING	250	Shares of Common Stock	3,900
WISDOMTREE JAPAN TOT DIVJAPAN	56	Shares of Common Stock	1,762
WISDOMTREE MIDCAP DIVDNDMIDCAP	19	Shares of Common Stock	967
WISDOMTREE SMALLCAP DIV SMALLC	108	Shares of Common Stock	4,831
WISDOMTREE TRUST ** PEN	24	Shares of Common Stock	1,206
WYNN RESORTS	30	Shares of Common Stock	3,319
XEROX CORP	571	Shares of Common Stock	4,549
XL GROUP PLC F	1,200	Shares of Common Stock	23,724
YAMANA GOLD INC F	2,000	Shares of Common Stock	29,380
YM BIOSCIENCES INC F	1,747	Shares of Common Stock	2,865
YORA INTL INC NEW	275	Shares of Common Stock	—
ZALICUS INC	25,350	Shares of Common Stock	30,674
ZION OIL & GAS INC ** PEN	1,100	Shares of Common Stock	2,431
ZIOPHARM ONCOLOGY	3,500	Shares of Common Stock	15,435
ZIX CORPORATION	20	Shares of Common Stock	56

Total			9,591,187

Guaranteed Investment Contracts
WILLIS STABLE VALUE FUND		Group Annuity Insurance Contracts	106,818,685
TFLIC STABLE 5 FUND		Group Annuity Insurance Contracts	46,192,024

Total			153,010,709

Money Market Funds
Cash	323,396	Money Market	323,396
SCHWAB VALUE ADVANTAGE MONEY	252,104	Money Market	252,104
SCHWAB CASH RESERVES SWEEP	6,744	Money Market	6,744
SCHWAB MONEY MARKET FUND	3,386,615	Money Market	3,386,615
SCHWAB US TREAS MONEY FD	393,528	Money Market	393,528

Total			4,362,387

Other Financial Assets
TFLIC General Account		General Insurance Assets	380,635
State Street Bank & Trust Co. Cash Reserve Account		Cash Reserve Account	119,003
BLOCK FINANCIAL 7.875%13NOTES	23,000	Corporate Bonds	23,843
BP CAPITAL MKT 3.125%12FNOTES	10,000	Corporate Bonds	10,043
GOLDMAN SACHS 5.70%12NOTES	10,000	Corporate Bonds	10,188
GOLDMAN SACHS G 5.25%13NOTES	25,000	Corporate Bonds	25,545

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
MERRILL LYNCH AN 6.05%12NOTES	25,000	Corporate Bonds	25,361
MONTPELIER RE HLDGS LTD	25,000	Corporate Bonds	25,493
PRUDENTIAL FINL 5.8%12NOTES	25,000	Corporate Bonds	25,479
ROYAL BK OF SCOTLD 5%13F	25,000	Corporate Bonds	22,799
ROYAL CARIBBEA 6.875%13FSR NT	5,000	Corporate Bonds	5,275
SOUTHWEST AIRLIN 5.75%16BONDS	10,000	Corporate Bonds	11,189
ALLY BANK 0.9%13CD FDI	50,000	CD	50,078
BARCLAYS BANK N 3.2%14CD FDI	50,000	CD	52,238
BK BARODA NY BRN 0.35%12CD FDI	50,000	CD	49,976
BMW NORTH AMER B 2.4%12CD FDI	25,000	CD	25,354
DISCOVER BANK 1.9%16CD FDI	9,000	CD	8,987
DISCOVER BANK 2.2%16CD FDI	15,000	CD	15,093
GE MONEY BANK 0.8%12CD FDI	50,000	CD	50,025
GE MONEY BANK N A 1%13CD FDI	50,000	CD	50,082
GE MONEY BANK N A 1.3%13CD FDI	24,000	CD	24,220
GE MONEY BANK N A 2.3%14CD FDI	10,000	CD	10,237
U S TREAS STRIP 0% 02/12INT PM	53,000	Principal amount due 2/15/2012	53,000
U S TREAS STRIP 0% 02/13INT PM	53,000	Principal amount due 2/15/2013	52,896
U S TREAS STRIP 0% 02/14INT PM	12,000	Principal amount due 2/15/2014	11,929
U S TREAS STRIP 0% 05/12INT PM	12,000	Principal amount due 5/15/2012	11,999
U S TREAS STRIP 0% 05/13INT PM	12,000	Principal amount due 5/15/2013	11,976
U S TREAS STRIP 0% 05/14INT PM	8,000	Principal amount due 5/15/2014	7,943
U S TREAS STRIP 0% 08/12INT PM	12,000	Principal amount due 8/15/2012	11,993
U S TREAS STRIP 0% 08/13INT PM	12,000	Principal amount due 8/15/2013	11,951
U S TREAS STRIP 0% 08/14INT PM	4,000	Principal amount due 8/15/2014	3,964
U S TREAS STRIP 0% 11/12INT PM	12,000	Principal amount due 11/15/2012	11,990
U S TREAS STRIP 0% 11/13INT PM	12,000	Principal amount due 11/15/2013	11,937

Total			1,222,720

PARTICIPANT NOTES RECEIVABLE		Participant notes receivable bearing interest ranging from 4.25% to 10.12% and maturity dates from January 1, 2012 to December 15, 2026	8,388,631

		Adjustment from Fair Value to Contract Value for Stable Value Funds	(16,673,456)

			$579,057,143

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Willis 401(k) Retirement Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIS 401(K) RETIREMENT SAVINGS PLAN

By:	/s/ Jennifer Neihoff
Jennifer Neihoff
Vice President
Willis North America Inc.

Dated: June 27, 2012